Exhibit 2.2
EXECUTION VERSION

 18 September 2018

MARSH & MCLENNAN COMPANIES, INC.
and
MMC TREASURY HOLDINGS (UK) LIMITED
and
JARDINE LLOYD THOMPSON GROUP PLC

_________________________________
CO-OPERATION AGREEMENT
_________________________________

Slaughter and May
One Bunhill Row
London
EC1Y 8YY
(SJC/RJZS/NLZC)

554689876

Contents
Page
1.INTERPRETATION    1
2.ANNOUNCEMENT    10
3.STRUCTURE OF THE ACQUISITION    10
4.UNDERTAKINGS IN RELATION TO SATISFACTION OF THE MERGER CONDITIONS        11
5.UNDERTAKINGS IN RELATION TO SATISFACTION OF THE REGULATORY CONDITIONS    14
6.SCHEME DOCUMENT    16
7.IMPLEMENTATION OF THE SCHEME    16
8.EMPLOYEE RELATED MATTERS    17
9.DIRECTORS' AND OFFICERS' INSURANCE    17
10.CONDUCT OF BUSINESS    18
11.CODE AND LISTING RULES    18
12.TERMINATION    18
13.REPRESENTATIONS AND WARRANTIES    20
14.NOTICES    21
15.REMEDIES AND WAIVERS    22
16.VARIATION    22
17.INVALIDITY    22
18.ENTIRE AGREEMENT    23
19.LANGUAGE    23
20.CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999    23
21.ASSIGNMENT    23

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22.COSTS AND EXPENSES    24
23.FURTHER ASSURANCE    24
24.COUNTERPARTS    24
25.APPLICABLE LAW AND JURISDICTION    24

SCHEDULE 1 ANNOUNCEMENT25
SCHEDULE 2 EMPLOYEE RELATED MATTERS26

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THIS AGREEMENT is made on 18 September 2018
PARTIES:

(1)	MARSH & MCLENNAN COMPANIES, INC., a Delaware corporation having its principal executive office at 1166 Avenue of the Americas, New York, New York 10036-2774 ("MMC");

(2)
MMC TREASURY HOLDINGS (UK) LIMITED, a company incorporated in England and Wales with company number 09787086 and whose registered office is at 1 Tower Place West, Tower Place, London, EC3R 5BU ("MMC BidCo");

AND

(3)
JARDINE LLOYD THOMPSON GROUP PLC, a public limited company incorporated in England and Wales with company number 01679424 and whose registered office is at The St Botolph Building, 138 Houndsditch, London, EC3A 7AW ("JLT"),

together referred to as the "parties" and each as a "party" to this Agreement.
RECITALS:

(A)
MMC BidCo, a wholly owned subsidiary of MMC, intends to announce a firm intention to make a recommended offer for the entire issued and to be issued ordinary share capital of JLT (excluding any shares held in treasury or already held by it) (the “Acquisition”), on the terms and subject to the conditions set out in the Announcement (as defined below).

(B)
The Acquisition is intended to be effected by means of a scheme of arrangement under Part 26 of the Companies Act (as defined below) (the “Scheme”), provided that MMC reserves the right, as set out in (and subject to the terms and conditions of) the Announcement and this Agreement, to procure that MMC BidCo elects to implement the Acquisition by way of a takeover offer.

(C)	The parties have agreed to take certain steps to effect the completion of the Acquisition and wish to enter into this Agreement to record their respective obligations relating to such matters.
IT IS AGREED as follows:

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1.	INTERPRETATION

1.1	In this Agreement each of the following words and expressions shall have the following meanings:

“Acceptance Condition”	means the acceptance condition to any Offer;
“Acquisition”	has the meaning given in Recital (A);
“Acquisition Consideration”	has the meaning given in the Announcement;
“Agreed Switch”	has the meaning given in Clause 3.1(A);
“Agreement”	means this agreement, together with its schedules;
“Announcement”	means the announcement in the agreed form set out in Schedule 1;
“Business Day”	means a day, (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London;
“Clearances”
means all approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that may need to be obtained, all filings that may need to be made and waiting periods that may need to have expired or been terminated early, from or under any of the laws, regulations or practices applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party), in each case that are necessary and/or expedient in connection with the Acquisition;

“Code”	means the City Code on Takeovers and Mergers issued from time to time by or on behalf of the Panel;
“Companies Act”	means the Companies Act 2006;

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“Competing Proposal”
means:
(i) an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover and/or business merger (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 30 per cent. or more of the issued or to be issued ordinary share capital of JLT (when aggregated with the shares already held by the acquirer and any person acting or deemed to be acting in concert with the acquirer) or any arrangements or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of JLT; or
(ii) the acquisition or disposal, directly or indirectly, of all or a significant proportion (being 25 per cent. or more) of the business, assets and/or undertakings of the JLT Group calculated by reference to any of its revenue, profits or value taken as a whole, in each case which is not effected by MMC BidCo (or any member of the MMC Group) or at MMC BidCo’s direction or with MMC BidCo’s written agreement, whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

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“Conditions”
means:
(i)for so long as the Acquisition is being implemented by means of the Scheme, the terms and conditions to the implementation of the Scheme as set out in Part A of Appendix 1 to the Announcement, as may be amended by MMC BidCo with the Panel’s and JLT's consent; and
(ii)for so long as the Acquisition is being implemented by means of an Offer, the terms and conditions referred to in (i) above, as amended by replacing the Scheme Condition with the Acceptance Condition and as may be further amended by MMC BidCo with the agreement of the Panel and JLT, and “Condition” shall be construed accordingly;

“Confidentiality Agreement”	means the confidentiality agreement between MMC and JLT dated 13 September 2018;
“Court”	means the High Court of Justice in England and Wales;
“Court Meeting”
means the meeting of the holders of the JLT Shares in issue on the date of the Scheme Document or issued after the date of despatch of the Scheme Document but prior to the Voting Record Time (excluding any JLT Shares held beneficially by any member of the MMC Group or held in treasury) (and any adjournment thereof) or of any class or classes thereof to be convened pursuant to section 896 of the Companies Act for the purpose of considering, and if thought fit approving (with or without modification), the Scheme;

“Deed Poll”	means the deed poll entered into by JLT in respect of retention and reward arrangements for qualifying JLT employees dated 7 September 2018;

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“Effective Date”
means the date upon which either:
(i)the Scheme becomes effective in accordance with its terms; or
(ii)if the Acquisition is implemented by means of the Offer, the date on which the Offer becomes or is declared unconditional in all respects;

“Employees”	means the employees (including the executive directors) of the JLT Group;
“JLT Board”	means the board of directors of JLT from time to time;
“JLT Directors”	means the directors of JLT from time to time;
“JLT General Meeting”
means the general meeting of the JLT Shareholders (and any adjournment thereof) to be convened in connection with the Acquisition, for the purposes of considering, and if thought fit approving, the JLT Resolutions;

“JLT Group”	means JLT and its subsidiaries and subsidiary undertakings from time to time and “member of the JLT Group” shall be construed accordingly;
“JLT Resolutions”	means such shareholder resolutions of JLT as are necessary to approve, implement and effect the Scheme, including a resolution to amend the articles of association of JLT;
“JLT Shareholders”	means holders of JLT Shares;
“JLT Shares”	means the ordinary shares in the capital of JLT from time to time;
“JLT Share Plans”	means the JLT Long-Term Incentive Plan 2013, the JLT Performance Share Plan 2014 and the JLT Deferred Bonus Share Plan 2017;
“JLT Transaction Committee”	means the committee formed for the purpose of considering the Acquisition, and consisting of the non-executive JLT Directors;
“JLT Transaction Committee Recommendation”
means the unanimous and unconditional recommendation from the JLT Transaction Committee to the JLT Shareholders to vote in favour of the JLT Resolutions, or, if MMC BidCo proceeds by way of the Offer (subject to the terms of Clause 3), to accept the Offer, as the case may be;

“JMH”	means JMH Investments Ltd;
“Joint Defence Agreement”	means the joint defence agreement entered into between JLT and MMC in relation to the Acquisition dated 12 September 2018;
“Listing Rules”
means the rules and regulations made by the Financial Conduct Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name;

“Long Stop Date”	means 31 December 2019;

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“Merger Conditions”	means the Conditions set out in paragraph 3 of Part A of Appendix 1 to the Announcement;
“MMC BidCo Directors”	means the directors of MMC BidCo from time to time;
“MMC Directors”	means the directors of MMC from time to time;
“MMC Group”
means MMC, its subsidiaries and subsidiary undertakings (including MMC BidCo), any holding company of MMC from time to time and all other subsidiaries and subsidiary undertakings of any such holding company from time to time and "member of the MMC Group" shall be construed accordingly;

“Offer”
means, if MMC BidCo elects to effect the Acquisition by means of a takeover offer (in accordance with Clause 3), the offer to be made by or on behalf of MMC BidCo to acquire the entire issued and to be issued ordinary share capital of JLT including, where the context so requires, any subsequent revision, variation, extension or renewal thereof;

“Offer Document”
means, if MMC BidCo elects to effect the Acquisition by means of the Offer (in accordance with Clause 3), the offer document to be sent to JLT Shareholders in connection with the Offer which will contain, inter alia, the terms and conditions of the Offer;

“Panel”	means the UK Panel on Takeovers and Mergers;
“Permitted Dividend”	means the interim dividend of 12.7 pence per JLT Share that has been announced by JLT for the period ending on 30 June 2018;
“Proceedings”	means any proceedings, suit or action arising out of or in connection with this Agreement, whether contractual or non-contractual;
“Regulatory Conditions”
means the Conditions set out in paragraphs 4, 5, and 6 (so far as, in the case of paragraphs 5 and 6, the relevant “Third Party” under those Conditions is a Relevant Regulatory Authority) of Part A of Appendix 1 to the Announcement;

“Regulatory Information Service”	means a regulatory information service as defined in the Listing Rules;
“Relevant Antitrust Authority”	means any national or supranational authority acting in its capacity as an antitrust or merger control authority;
“Relevant Authority”	means a Relevant Antitrust Authority or a Relevant Regulatory Authority;

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“Relevant Regulatory Authority”
means any central bank, ministry, governmental, quasi‑governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including, for the avoidance of doubt, the Panel and the Financial Conduct Authority and excluding, for the avoidance of doubt, any Relevant Antitrust Authority;

“Remedies”	means any disposals, conditions, obligations, terms or undertakings that are offered and/or required in order to obtain Clearance from any Relevant Antitrust Authority;
“Sanction Hearing”	means the court hearing (and any adjournment thereof) to sanction the Scheme pursuant to section 899 of the Companies Act, at which the Scheme Order is expected to be granted;
“Scheme”	has the meaning given in Recital (B);
“Scheme Condition”	means those conditions referred to in paragraphs 1 and 2 of Part A of Appendix 1 to the Announcement;
“Scheme Document”
means the document addressed to JLT Shareholders containing, inter alia, the Scheme and the notices of the JLT General Meeting and the Court Meeting, including (as the context requires) any supplementary scheme document;

“Scheme Order”	means the order of the Court to sanction the Scheme pursuant to section 899 of the Companies Act;
“Service Document”	means a claim form, application notice, order, judgment or other document relating to any Proceedings;
“Switch”	has the meaning given to it in Clause 3.1;
“UK Listing Authority”	means the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
“Voting Record Time”	has the meaning given in the Announcement; and
“Working Hours”	means 9.30 a.m. to 5.30 p.m. on a Business Day.

1.2	In this Agreement, except where the context otherwise requires:

(A)	the expressions "subsidiary", "subsidiary undertaking" and "holding company" shall have the meanings given in the Companies Act;

(B)	the expressions "acting in concert", "control" and "offer" shall have the meanings given in the Code;

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(C)	the expression "takeover offer" shall have the meaning given in section 974 of the Companies Act;

(D)
a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re‑enacted or replaced;

(E)	words in the singular shall include the plural and vice versa;

(F)	references to one gender include other genders;

(G)
a reference to a "person" shall include a reference to an individual, an individual's executors or administrators, a partnership, a firm, a body corporate, an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture or association (in any case, whether or not having separate legal personality);

(H)	references to a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(I)
a reference to a Recital, Clause, paragraph or Schedule (other than to a schedule to a statutory provision) shall be a reference to a Recital, Clause, or paragraph of or Schedule to (as the case may be) this Agreement;

(J)	references to times are to London time;

(K)	any reference to a "day" (including within the phrase "Business Day") shall mean a period of 24 hours running from midnight to midnight;

(L)
references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction;

(M)	references to "writing" shall include any modes of reproducing words in any legible form and shall include email except where otherwise expressly stated;

(N)	a reference to "includes" or "including" shall mean "includes without limitation" or "including without limitation" respectively;
(O)
(i)    the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

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(i)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(P)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and

(Q)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.4	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	ANNOUNCEMENT

2.1
The obligations of the parties under this Agreement, other than this Clause 2.1 and Clauses 13 to 25 shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 8:00 a.m. on the date of this Agreement, or such other time and date as the parties may agree (and, where required by the Code, approved by the Panel). This Clause 2.1 and Clauses 13 to 25 shall take effect upon execution of this Agreement.

2.2
The principal terms of the Acquisition shall be as set out in the Announcement, together with such other terms as may be agreed by the parties in writing (save in the case of an improvement to the terms of the Acquisition, which will be at the absolute discretion of MMC and MMC BidCo) and, where required by the Code, approved by the Panel.

2.3
The terms of the Acquisition at the date of posting of the Scheme Document shall be set out in the Scheme Document. Should MMC and MMC BidCo elect to implement the Acquisition by way of an Offer in accordance with Clause 3, the terms of the Acquisition shall be set out in the announcement of the switch to the Offer and in the Offer Document.

3.	STRUCTURE OF THE ACQUISITION

3.1
The parties currently intend to implement the Acquisition by way of the Scheme. However, MMC and MMC BidCo shall be entitled, subject to the consent of the Panel, to implement the Acquisition by way of an Offer rather than the Scheme (a "Switch") only if:

(A)	JLT provides its prior written consent (an "Agreed Switch"), in which case Clause 3.2 shall apply;

(B)
a third party announces a Competing Proposal, in which case a Switch may occur only if (or once) the JLT General Meeting has occurred or the date falling two months after the date of this Agreement has passed (whichever is sooner);

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(C)	the JLT Transaction Committee withdraws the JLT Transaction Committee Recommendation; or

(D)
any person becomes interested in securities of JLT equivalent to 15 per cent or more of the entire issued share capital of JLT, in which case a Switch may occur only if (or once) the JLT General Meeting has occurred or the date falling two months after the date of this Agreement has passed (whichever is sooner).

3.2	In the event of an Agreed Switch, unless otherwise agreed with JLT or required by the Panel, the parties agree that:

(A)
the Acceptance Condition shall be set at 75 per cent of the JLT Shares to which the Offer relates (or such lesser percentage as MMC decides after (to the extent necessary) consultation with the Panel, being in any case more than 50 per cent of the JLT Shares to which the Offer relates);

(B)
MMC BidCo shall not take any action which could cause the Offer not to proceed, to lapse or to be withdrawn, in each case for non-fulfilment of the Acceptance Condition prior to the 60th day after publication of the Offer Document and MMC BidCo shall ensure that the Offer remains open for acceptances until such time;

(C)
MMC BidCo shall ensure that the Offer is made on the same terms as those set out in the Announcement and the only conditions of the Offer shall be the Conditions (subject to replacing the Scheme Condition with the Acceptance Condition referred to in Clause 3.2(A)) (unless the parties agree otherwise in writing or with any modification or amendments to such terms and Conditions as may be required by the Panel); and

(D)
MMC BidCo shall keep JLT informed, on a regular and confidential basis, and in any event by no later than the Business Day following receipt of a written request from JLT, of the number of holders of JLT Shares that have validly accepted the Offer or withdrawn their acceptance of the Offer, or incorrectly submitted their acceptance or withdrawal, the identity of such shareholders and the number of JLT Shares held by such shareholders.

3.3
In the event of an Agreed Switch, the parties agree that all provisions of this Agreement relating to the Scheme and the Scheme Document and its implementation shall apply to the Offer, the Offer Document and its implementation mutatis mutandis, save as set out in this Clause 3.

4.	UNDERTAKINGS IN RELATION TO SATISFACTION OF THE MERGER CONDITIONS

4.1
To the extent that Clearances are required to be obtained from any Relevant Antitrust Authority, MMC will take all steps necessary to obtain such Clearances as soon as reasonably possible after the date of this Agreement (and in any event within the Phase 1 period of European Commission review and no later than the Long Stop Date) by (at MMC’s sole cost) offering all such Remedies as may be necessary, and accepting and implementing any Remedies that may be required by a Relevant Antitrust Authority, for that purpose. MMC shall not permit to be taken and procure that no member of the MMC Group or any of its advisors or representatives shall take or permit to be taken any action that could reasonably be expected to adversely affect or materially delay the obtaining of the relevant Clearances in accordance with this Clause 4.1.

4.2
JLT will also use its reasonable endeavours to procure that the Clearances that are required to be obtained from any Relevant Antitrust Authority are obtained as soon as is reasonably possible after the date of this Agreement in accordance with Clause 4.1 (and in any event no later than the Long Stop Date).

4.3
MMC will (or will procure that MMC BidCo will) and/or, as may be required by applicable law, JLT will submit to any Relevant Antitrust Authority jointly or separately (as appropriate) any merger filings or notifications in draft or final form (as applicable) which may be necessary or desirable to obtain the Clearances from any such Relevant Antitrust Authority as soon as reasonably possible after the date of this Agreement. In the case of joint notifications, MMC BidCo and JLT will, acting reasonably, agree on the form of the notification within a reasonable time prior to submission.

4.4	MMC and JLT will promptly provide each other with such information and assistance as may reasonably be required for:

(A)
MMC (and/or a member of the MMC Group) to determine in which jurisdictions any merger control, regulatory or other filing, notification or submission with a Relevant Antitrust Authority may be necessary for the purposes of obtaining the Clearances;

(B)
MMC (and/or a member of the MMC Group) and/or, as may be required by applicable law, JLT to submit any merger filings, notifications or any related submissions (including responses to requests for information) to the Relevant Antitrust Authorities (including draft versions) as may be necessary or appropriate for the purposes of obtaining the Clearances; and

(C)	the identification, structuring and preparation of any Remedies.

4.5
MMC and JLT will ensure that all information necessary for performing those actions referred to in Clause 4.4 and that is in the possession of, or reasonably obtainable by, such party (including from third parties through the exercise of contractual rights) is supplied accurately and as promptly as reasonably practicable, it being acknowledged that a party shall not be in breach of this Clause 4.5 as a consequence of any inaccuracies in any information originating from a third party.

4.6
MMC and JLT will promptly provide such co-operation as is reasonably required by the other in connection with the preparation of any merger filings or notifications pursuant to Clause 4.3 and in relation to the preparation of any other submissions (including responses to requests for information), material correspondence or material communications as may need to be made to the Relevant Antitrust Authorities (including at pre-notification stage).

4.7
MMC and JLT will (and will procure that their respective advisers will) disclose to one another all material correspondence received from the Relevant Antitrust Authorities in connection with the approval of the Acquisition.

4.8
MMC and JLT will provide, or procure the provision of, draft copies of all filings, submissions, material correspondence and material communications intended to be sent to any Relevant Antitrust Authority in relation to obtaining the Clearances (including at pre-notification stage) to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, submissions, correspondence and communications before they are submitted or sent and each party shall provide the other party with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent.

4.9
Each party will have regard in good faith to comments made in a timely manner by the other party on draft copies of filings, submissions, material correspondence and material communications provided pursuant to Clause 4.8 and shall provide such supporting documentation as the other party reasonably requires.

4.10
Each of MMC and JLT will give the other reasonable prior notice of any meetings or material calls with any Relevant Antitrust Authority or other persons or bodies relating to any Clearances (including at pre-notification stage) and shall allow advisers nominated by the other: (i) to attend any such meetings or calls (unless prohibited by the Relevant Antitrust Authority, applicable law or other person or body); and (ii) to make reasonable oral submissions at such meetings or calls (provided that such oral submissions have been discussed in advance).

4.11	MMC and JLT will keep each other informed promptly of developments which are material and reasonably likely to be material to the obtaining of any Clearances from any Relevant Antitrust Authority.

4.12
MMC will discuss with JLT and take into account JLT’s views on the strategy to be pursued for obtaining the Clearances including (i) timing and sequencing regarding the discussion, offer or agreement of Remedies (if any are required) with the Relevant Antitrust Authorities, including whether any such Remedies should be offered during pre-notification discussions and (ii) the determination of any Remedies (if any are required) discussed with, offered to or agreed with the Relevant Antitrust Authorities.

4.13	MMC and JLT will discuss and, acting reasonably, agree a strategy for minimising the prospect of adverse reaction to the Acquisition from competitors and customers or any other source.

4.14
All co-operation under this Clause 4 will be conducted in a manner reasonably designed to preserve applicable lawyer/client and lawyer work product privileges and to limit the exchange of any competitively/commercially sensitive information to outside counsel or pursuant to an appropriately established clean team arrangement.

4.15
MMC and JLT shall not withdraw a filing, submission or notification made to any Relevant Antitrust Authority pursuant to Clause 4.3 without the prior consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

4.16	Each party shall bear its own costs in relation to all filings, notifications or submissions, except that MMC shall bear the filing fees in relation to such filings, notifications or submissions.

4.17	For the purposes of this Clause 4, obligations imposed on MMC apply also to all relevant members of the MMC Group.

5.	UNDERTAKINGS IN RELATION TO SATISFACTION OF THE REGULATORY CONDITIONS

5.1
With respect to the Clearances that are required for the satisfaction of the Regulatory Conditions, MMC will use reasonable best endeavours to procure that the relevant Regulatory Conditions are fulfilled as soon as reasonably possible after the date of this Agreement (and in any event no later than the Long Stop Date).

5.2
JLT will also use reasonable best endeavours to obtain the Clearances required for the satisfaction of the Regulatory Conditions as soon as reasonably possible after the date of this Agreement (and in any event no later than the Long Stop Date).

5.3
MMC will (or will procure that MMC BidCo will) and/or, as may be required by applicable law, JLT will submit any filings, notifications or submissions which may be necessary or appropriate to obtain the Clearances required for the satisfaction of the Regulatory Conditions to the Relevant Regulatory Authorities jointly or separately (as appropriate) as soon as reasonably possible after the date of this Agreement and in any event within any relevant time limit. In the case of joint filings, notifications and submissions, MMC and JLT will, acting reasonably, agree on the form of the filing, notification or submission within a reasonable time prior to submission.

5.4	MMC and JLT will promptly provide each other with such information and assistance as may reasonably be required for:

(A)
MMC (and/or a member of the MMC Group) to determine in which jurisdictions any filing, notification or submission with a Relevant Regulatory Authority may be necessary or appropriate for the purposes of obtaining the Clearances required for the satisfaction of the Regulatory Conditions; and

(B)
MMC (and/or a member of the MMC Group) and/or, as may be required by applicable law, JLT to submit any filings, notifications or submissions (including responses to requests for information) to the Relevant Regulatory Authorities (including draft versions) as may be necessary or appropriate for the purposes of obtaining the Clearances required for the satisfaction of the Regulatory Conditions.

5.5
MMC and JLT will ensure that all information necessary for performing those actions referred to in Clause 5.4 and that is in the possession of such party is supplied accurately and as promptly as reasonably practicable, it being acknowledged that a party shall not be in breach of this Clause 5.5 as a consequence of any inaccuracies in any information originating from a third party.

5.6
MMC and JLT will promptly provide such co-operation as is reasonably required by the other in connection with the preparation of any filings, notifications or submissions pursuant to Clause 5.3 and in relation to the preparation of any other submissions (including responses to requests for information), material correspondence or material communications as may need to be made to the Relevant Regulatory Authorities (including at pre-notification stage).

5.7
MMC and JLT will (and will procure that their respective advisers will) disclose to one another all material correspondence received from the Relevant Regulatory Authorities in connection with the approval of the Acquisition.

5.8
MMC and JLT will provide, or procure the provision of, draft copies of all filings, notifications, submissions, material correspondence and material communications intended to be sent to any Relevant Regulatory Authority in relation to obtaining the Clearances required for the satisfaction of the Regulatory Conditions (including at pre-notification stage) to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, notifications, submissions, correspondence and communications before they are submitted or sent and each party shall provide the other party with copies of all such filings, notifications, submissions, material correspondence and material communications in the form finally submitted or sent.

5.9
Each party will take into account comments made in a timely manner by the other party on draft copies of filings, submissions, material correspondence and material communications provided pursuant to Clause 5.8 and shall provide such supporting documentation as the other party reasonably requires.

5.10
Each of MMC and JLT will give the other reasonable prior notice of any meetings or material calls with any Relevant Regulatory Authority relating to any Clearances required for the satisfaction of the Regulatory Conditions (including at pre-notification stage) and shall allow advisers nominated by the other: (i) to attend any such meetings or calls (unless prohibited by the Relevant Regulatory Authority, applicable law or other person or body); and (ii) to make reasonable oral submissions at such meetings or calls (provided that such oral submissions have been discussed in advance).

5.11	MMC and JLT will keep each other informed promptly of developments which are material and reasonably likely to be material to the obtaining of any Clearances from any Relevant Regulatory Authority.

5.12
All co-operation under this Clause 5 will be conducted in a manner reasonably designed to preserve applicable lawyer/client and lawyer work product privileges and to limit the exchange of any competitively/commercially sensitive information to outside counsel or pursuant to an appropriately established clean team arrangement. Notwithstanding anything to the contrary in this Agreement, no disclosure is required under this Agreement where: (i) such disclosure is prohibited by applicable law and/or the terms of any contract existing at the date of this Agreement; and/or (ii) the information relates to the MMC Group’s valuation of JLT.

5.13
MMC BidCo and JLT shall not withdraw a filing, submission or notification made to any Relevant Regulatory Authority pursuant to Clause 5.3 without the prior consent of the other (such consent not to be unreasonably withheld, conditioned or delayed).

5.14
Each party shall bear its own costs in relation to all filings, notifications or submissions, except that MMC BidCo shall bear the filing fees in relation to such filings, notifications or submissions.

5.15	For the purposes of this Clause 5, obligations imposed on MMC BidCo apply also to all relevant members of the MMC Group.

6.	SCHEME DOCUMENT

6.1
MMC BidCo agrees to provide promptly to JLT all such information about itself, the MMC BidCo Directors, the MMC Directors and the MMC Group (including any information required by the Code or under other applicable law, including in relation to the intentions of the MMC Group) as may be reasonably requested and which is reasonably required for the purpose of inclusion in the Scheme Document (having regard to the Code and other applicable law) and to promptly provide all other assistance and access which may be reasonably required for the preparation of the Scheme Document and any other document required by applicable law or under the Code to be published in connection with the Scheme, including access to, and ensuring that reasonable assistance is provided by, its professional advisers.

6.2
MMC BidCo shall procure that its directors and the MMC Directors accept responsibility, in the terms required in the Code, in the Scheme Document and any other document required by applicable law or under the Code to be published in connection with the Scheme for all of the information relating to themselves (and members of their close relatives (as defined in the Code), related trusts and companies and persons connected with them), the MMC Group, MMC BidCo's concert parties, the financing of the Acquisition, information on MMC BidCo's future plans for the JLT Group and its management and employees, and any statements of the opinion, belief, intention or expectation of MMC BidCo, the MMC BidCo Directors or the MMC Directors in relation to the Acquisition or the enlarged MMC Group following the completion of the Acquisition and any other information in the Scheme Document for which they are, under the Code, required to accept responsibility.

7.	IMPLEMENTATION OF THE SCHEME

7.1	Where the Acquisition is being implemented by way of the Scheme, MMC BidCo undertakes that before the Sanction Hearing, it shall deliver a notice in writing to JLT either:

(A)	confirming the satisfaction or waiver of all Conditions (other than the Scheme Condition); or

(B)
confirming its intention to invoke one or more of the Conditions (if permitted by the Panel) and providing reasonable details of the ground on which it intends to invoke such Condition(s), which MMC BidCo reasonably considers entitles it to invoke such Condition or treat it as unsatisfied or incapable of satisfaction, and, in circumstances where MMC BidCo confirms the satisfaction or waiver of all Conditions (other than the Scheme Condition), MMC BidCo agrees that JLT shall be permitted to take the necessary steps to procure that the Sanction Hearing is duly held as soon as reasonably practicable thereafter.

7.2
If the Acquisition is being implemented by way of the Scheme, and to the extent that all Conditions (other than the Condition set out in paragraph 2(C) of Part A of Appendix 1 to the Announcement) have been satisfied or waived prior to or on the date of the Sanction Hearing, MMC BidCo shall instruct counsel to appear on its behalf at the Sanction Hearing and undertake to the Court to be bound by the terms of the Scheme in so far as it relates to MMC BidCo to the extent that all the Conditions have been satisfied or waived prior to or on the date of the Sanction Hearing.

7.3
If MMC BidCo becomes aware of any fact, matter or circumstance that it reasonably considers would allow any of the Conditions to be invoked (applying the test set out in Rule 13.5 of the Code and the Panel would permit it to so invoke), MMC BidCo (subject to any restriction under applicable law) shall inform JLT promptly.

8.	EMPLOYEE RELATED MATTERS

8.1	The parties agree that the provisions of Schedule 2 with respect to certain employee-related matters shall be implemented in accordance with that Schedule.

8.2
The parties agree that if the Acquisition is implemented by way of the Scheme, the timetable for its implementation shall be fixed so as to enable options and awards under the relevant JLT Share Plans which provide for exercise and/or vesting upon the sanction of the Scheme by the Court to be exercised or vest in sufficient time to enable the resulting JLT Shares to be bound by the Scheme on the same terms as the JLT Shares held by JLT Shareholders.

8.3
On and from the Effective Date, the MMC Group undertakes not to take any action which would prevent or restrict JLT from complying with its obligations under the Deed Poll (subject to the conditions set out therein being satisfied), and agrees that the JLT Directors comprising the JLT Transaction Committee shall remain on the JLT Board until any allocations described in the Deed Poll have been determined and paid.

9.	DIRECTORS' AND OFFICERS' INSURANCE

9.1
To the extent permitted by applicable law, for six years after the Effective Date, MMC shall procure that the members of the JLT Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective current directors and officers and to advance expenses, and provide all reasonable assistance to the current JLT Directors and officers to the extent they need to make a claim against the existing JLT directors' and officers' insurance policy (including an associated run off cover), in each case with respect to matters existing or occurring at or prior to the Effective Date.

9.2
MMC acknowledges that JLT may purchase a reasonable level of directors' and officers' liability insurance cover for both current and former directors and officers of the JLT Group, including directors and officers who retire or whose employment is terminated as a result of the Acquisition, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date and such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, at least as much as that provided under the JLT Group's directors' and officers' liability insurance as at the date of this Agreement.

10.	CONDUCT OF BUSINESS
If on or after the date of the Announcement, any dividend (other than the Permitted Dividend) or other distribution is authorised, declared, paid or made or becomes payable by JLT, MMC BidCo will have the right to reduce the Acquisition Consideration by the aggregate amount of such dividend or distribution, in which case the relevant eligible JLT Shareholders will be entitled to receive and retain such dividend and/or distribution.

11.	CODE AND LISTING RULES

11.1
Nothing in this Agreement shall in any way limit the parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms.

11.2	Nothing in this Agreement shall oblige JLT to take any action which the Panel determines would not be permitted by Rule 21.2 of the Code.

11.3
Without prejudice to the warranties given by the parties pursuant to Clause 13, nothing in this Agreement shall be taken to restrict the directors of any member of the MMC Group or the JLT Group from complying with all applicable law, orders of court or regulations, including the Code, the Listing Rules and the rules and regulations of the Panel.

12.	TERMINATION

12.1	Subject to Clauses 12.2 and 12.3, this Agreement shall terminate and all rights and obligations of MMC and JLT under this Agreement shall cease:

(A)	if agreed in writing between the parties;

(B)	if the Announcement is not released by 8.00 a.m. on the date of this Agreement (unless, prior to that time, the parties have agreed another time in accordance with Clause 2.1);

(C)
upon service of written notice by MMC to JLT prior to the Long Stop Date, if the JLT Transaction Committee withdraws or adversely modifies or qualifies the JLT Transaction Committee Recommendation (it being understood that the issue of any holding statement(s) issued to JLT Shareholders following a change of circumstances (so long as any such holding statement (i) contains an express statement that the JLT Transaction Committee Recommendation is not withdrawn or adversely modified and (ii) does not contain a statement that the JLT Transaction Committee intends to withdraw or adversely modify the JLT Transaction Committee Recommendation) shall not constitute a withdrawal of the JLT Transaction Committee Recommendation for purposes of this Clause);

(D)
upon service of written notice by MMC to JLT or JLT to MMC prior to the Long Stop Date, if: (i) a Competing Proposal is recommended by the JLT Board or the JLT Transaction Committee; or (ii) a Competing Proposal completes, becomes effective or is declared or becomes unconditional in all respects;

(E)	upon service of written notice by MMC to JLT or JLT to MMC prior to the Long Stop Date stating that:

(i)
any Condition which has not been waived is (or has become) incapable of satisfaction by the Long Stop Date and notwithstanding that MMC BidCo has the right to waive such Condition, it will not do so; or

(ii)	any Condition (other than the Merger Conditions) which is incapable of waiver has become incapable of satisfaction by the Long Stop Date,
in each case in circumstances where the invocation of the relevant Condition (or         confirmation that the Condition is incapable of satisfaction as appropriate) is             permitted by the Panel;

(F)	where the Acquisition is being implemented by the Scheme, upon service of written notice by MMC to JLT:

(i)
if the Court Meeting is not held on or before the 22nd day after the expected date of such meeting as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required));

(ii)
if the JLT General Meeting is not held on or before the 22nd day after the expected date of such meeting as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required)); or

(iii)
if the Sanction Hearing is not held on or before the 22nd day after the expected date of such hearing as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required));

(G)
if the Acquisition (whether implemented by way of the Scheme or the Offer) lapses, terminates or is withdrawn in accordance with its terms and, where required, with the permission of the Panel (other than (i) where such lapse or withdrawal is as a result of the exercise of MMC BidCo's right to effect a switch from the Scheme to the Offer under Clause 3.1; or (ii) it is otherwise to be followed within five Business Days (or such other period as JLT and MMC may agree) by an announcement under Rule 2.7 of the Code made by MMC BidCo or any person acting in concert with MMC BidCo (or deemed to be acting in concert with MMC BidCo to implement the Acquisition by a different offer or scheme on substantially the same or improved terms);

(H)
upon service of written notice from MMC to JLT or from JLT to MMC, if the Scheme is not approved by the JLT Shareholders at the Court Meeting and/or the JLT General Meeting or the Court refuses to sanction the Scheme; or

(I)	unless otherwise agreed by the parties in writing, if the Effective Date has not occurred on or before the Long Stop Date.

12.2	Termination of this Agreement shall be without prejudice to the rights of the parties which have arisen prior to termination, including any claim in respect of a breach of this Agreement.

12.3	The following provisions shall survive termination of this Agreement: Clauses 11 to 22 and 24 to 25, this Clause 12 and all related provisions of Clause 1.

13.	REPRESENTATIONS AND WARRANTIES

13.1	Each party represents to the other party on the date of this Agreement that:

(A)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(B)	this Agreement constitutes its legal, valid and binding obligations in accordance with its terms; and

(C)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

13.2	MMC BidCo represents and warrants to JLT that: it is not aware of any circumstances which would prevent any of the Conditions from being satisfied.

14.	NOTICES

14.1	A notice under this Agreement shall only be effective if it is in writing.

14.2
Notices under this Agreement shall be sent to a party by hand delivery or reputable international courier or by email at its physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Party and title of individual	Address	Email address
MMC BidCo
Peter J. Beshar, Executive Vice President and General Counsel	1166 Avenue of the Americas, New York, New York 10036	Peter.Beshar@mmc.com
MMC
Peter J. Beshar, Executive Vice President and General Counsel	1166 Avenue of the Americas, New York, New York 10036	Peter.Beshar@mmc.com
JLT
Derek Walsh, General Counsel	The St Botolph Building, 138 Houndsditch, London EC3A 7AW	derek_walsh@jltgroup.com
provided that a party may change its notice details on giving notice to the other party of the change in accordance with this Clause 14.2 and Clause 14.1. That notice shall only be effective on the date falling one Business Day after the notification has been received or such later date as may be specified in the notice.

14.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:

(A)	if delivered personally, on delivery;

(B)	if sent by first class inland post, two clear Business Days after the date of posting;

(C)	if sent by airmail, six clear Business Days after the date of posting; or

(D)	if sent by email, when sent.

14.4
Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

14.5	The provisions of this Clause shall not apply in relation to the service of Service Documents.

15.	REMEDIES AND WAIVERS

15.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:

(A)	affect that right, power or remedy; or

(B)	operate as a waiver of it.

15.2
The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

15.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

15.4
Without prejudice to any other rights and remedies which either party may have, each party acknowledges and agrees that damages would not be an adequate remedy for any breach by either party of the provisions of this Agreement and either party shall be entitled to seek the remedies of injunction, specific performance and other equitable remedies (and neither of the parties shall contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Agreement by either party and no proof or special damages shall be necessary for the enforcement by either party of the rights under this Agreement.

16.	VARIATION
No variation of this Agreement shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the parties.

17.	INVALIDITY

17.1
The parties agree that, if the Panel determines that any provision of this Agreement that requires JLT to take or not take action, is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

17.2
If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction or is not permitted by Rule 21.2 of the Code and disregarded under Clause 17.1, that shall not affect or impair:

(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement, and, if such provision would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

18.	ENTIRE AGREEMENT

18.1
Save for the Confidentiality Agreement and the Joint Defence Agreement (each of which remains in force) and any other agreements the parties agree in writing are deemed to be included in this Clause 18, this Agreement constitutes the whole and only agreement between the parties relating to the Acquisition and supersedes any previous agreement whether written or oral between the parties in relation to the Acquisition.

18.2	Except in the case of fraud, each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement.

18.3
Except in the case of fraud, no party shall have any right of action (including those in tort or arising under statute) against the other party arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement.

18.4
For the purposes of this Clause, "pre-contractual statement" means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time before the date of this Agreement.

19.	LANGUAGE
Each notice or other communication under or in connection with this Agreement shall be in English.

20.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999
The parties do not intend that any term of this Agreement should be enforceable, by    virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a     party to this Agreement.

21.	ASSIGNMENT
No party shall be entitled to assign, transfer or create any trust in respect of the benefit     or burden of any provision of this Agreement without the prior written consent of the     other party.

22.	COSTS AND EXPENSES
Save as expressly provided otherwise, each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any matter contemplated by it.

23.	FURTHER ASSURANCE
Each party shall, and shall use reasonable endeavours to procure that any relevant     third party shall, do and execute and perform all such further deeds, documents,     assurances, acts and things as may reasonably be required to give effect to this     Agreement.

24.	COUNTERPARTS

24.1	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

24.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

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25.	APPLICABLE LAW AND JURISDICTION

25.1
This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

25.2
The parties irrevocably submit to the exclusive jurisdiction of the Courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual.

IN WITNESS of which the parties have executed this Agreement on the date first mentioned above.

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SCHEDULE 1
ANNOUNCEMENT

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SCHEDULE 2
EMPLOYEE RELATED MATTERS
MMC and JLT agree that the following arrangements will, subject to the Scheme becoming effective in accordance with its terms, apply to the JLT Share Plans and Employees.
In the event that the Acquisition is effected as an Offer, references to the date on which the Scheme is sanctioned by the court (“Court Sanction Date”) and the Effective Date will be read as if they referred to the date on which the Offer becomes or is declared unconditional in all respects.
PART 1
JLT SHARE PLANS
Provisions of general application

1.
MMC acknowledges that, before the Effective Date, JLT may operate the JLT Share Plans in accordance with the rules of the relevant plan and consistent with normal JLT practice, particularly in relation to the value of awards granted. For the avoidance of doubt, this includes (without limitation): granting awards, determining the extent to which awards vest and satisfying the vesting of awards and exercise of options.

2.	MMC and JLT agree that:

2.1	the Scheme will apply to any JLT Shares acquired by participants in the JLT Share Plans prior to the Scheme Voting Record Time;

2.2
JLT may amend the rules of the JLT Share Plans if the JLT Directors are of the opinion that such amendments are necessary or desirable to implement the Scheme, facilitate the administration of the JLT Share Plans or obtain or maintain favourable tax treatment for participants or for JLT. However before doing so they will consult with MMC and take into account any representations made by MMC;

2.3
MMC and JLT shall co-operate to write to participants in the JLT Share Plans to inform them of the impact of the Scheme on their outstanding options and awards under the JLT Share Plans (“Awards”) and the extent to which their Awards will vest and become exercisable as a result of the Scheme. These communications will be agreed between MMC and JLT before they are sent to participants on the date that the Scheme Document is posted; and

2.4
JLT Shareholder approval will be sought for an amendment to the articles of association of JLT so that any JLT Shares issued or transferred after the Effective Date will be automatically transferred to, or to the order of, MMC in exchange for the provision by MMC of the same consideration payable per JLT Share under the Scheme (or such other consideration as may be agreed between MMC and JLT and disclosed in the Scheme Document).

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JLT Share Plans

3.
MMC acknowledges that outstanding Awards which would not otherwise have vested before the Scheme will (as a consequence of the Scheme and in accordance with the rules of the relevant JLT Share Plan) vest as follows:

3.1	in the case of Awards granted before the Announcement, in full on the Court Sanction Date; and

3.2
in the case of Awards granted on or after the Announcement, on the Court Sanction Date but time pro rated to reflect the period from the grant date to the Court Sanction Date as a proportion of the normal vesting period.

Employee Benefit Trust

4.	As at the date of this Agreement, the JLT Employee Benefit Trust (“Trust”) holds approximately £957,223 in cash (“Cash Amount”) and 6,758,668 JLT Shares.

5.	MMC and JLT agree that the trustee of the Trust will be requested to use the JLT Shares that it holds to satisfy outstanding Awards as far as possible.

6.
To the extent there are insufficient JLT Shares in the Trust to satisfy outstanding Awards, JLT will request the trustee to use the Cash Amount to the extent necessary to subscribe for new JLT Shares or purchase existing JLT Shares to satisfy outstanding Awards.

PART 2
EMPLOYEES
Ordinary course of business arrangements

1.	MMC acknowledges and agrees that JLT will carry out annual (or other periodic) pay reviews and appraisals, promotion rounds and bonus determinations in the ordinary course of business.
Annual bonus

2.	MMC acknowledges that:

2.1
bonus determinations for any JLT financial year completed before the Effective Date will be undertaken by JLT and determined and paid by JLT in accordance with JLT's remuneration policy and consistent with normal JLT practice with payment being made on the normal bonus payment date;

2.2	for the JLT financial year in which the Effective Date occurs:

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2.2.1
bonus determinations for the period up to the Effective Date will be undertaken by JLT and determined and paid by JLT in accordance with JLT's remuneration policy and consistent with normal JLT practice with payment being made on the normal bonus payment date; and

2.2.2	bonus determinations for the period from the Effective Date to the end of the JLT financial year in which the Effective Date occurs will be undertaken by MMC;

2.3	any bonuses for the period up to the Effective Date which would otherwise be delivered in whole or in part in JLT Shares shall be paid entirely in cash; and

2.4
for financial years starting after the JLT financial year in which the Effective Date occurs, Employees will be eligible to participate in bonus arrangements operated by MMC in accordance with MMC’s remuneration policy and consistent with normal MMC practice.

Severance arrangements

3.
MMC acknowledges and agrees that where any Employee is served with (or serves) notice of a Qualifying Termination (as defined in Clause 4 below) within the period of twelve months from the Effective Date, the Employee will:

3.1
receive any bonus entitlement calculated on a pro-rata basis to the date of termination or, if required by law or any applicable JLT Redundancy Policy, to the date upon which notice would have expired in the absence of a payment in lieu of notice;

3.2	in respect of any outstanding awards under any JLT Share Plan, be treated as a good leaver (or any similar or equivalent concept);

3.3	receive a reasonable and appropriate contribution to their legal fees consistent with JLT practice if required to sign a settlement agreement on termination of employment; and

3.4	where provided for by a JLT Redundancy Policy which applies to the Employee, receive outplacement counselling.

4.	In this Schedule, a “Qualifying Termination” is:

4.1	any termination of employment by reason of redundancy;

4.2	a termination by reason of the Employee’s resignation in circumstances reasonably judged to amount to constructive dismissal; or

4.3
a termination by reason of the Employee’s resignation where, without the Employee’s express written consent: (a) the Employee’s role and/or reporting level and/or status has been materially diminished; or (b) there is a material reduction in the Employee’s total compensation opportunity; or (c) an Employee's normal place of work is moved more than 25 miles from their previous place of work. In the event of any dispute about whether (a) or (b) applies to a particular Employee, the decision shall be referred to Dominic Burke.

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5.
In this Schedule, a “JLT Redundancy Policy” is any policy or established JLT practice in existence at the date of this Agreement and/or any policy or arrangement agreed between MMC and JLT from time to time.

Retention bonuses

6.
MMC acknowledges that, for the purpose of protecting the business to be acquired pursuant to the Scheme, JLT has agreed to make cash retention awards to Employees whose retention is considered critical for the business up to a maximum in aggregate of £75 million, such awards being funded in part by JMH.

Reward bonuses

7.
MMC acknowledges that JLT may make cash awards to Employees in recognition of value creation, length of service and/or seniority of those individuals up to a maximum in aggregate of £25 million, such awards being funded by JMH.

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EXECUTED by                     )
acting for and on behalf of            )
MARSH & McLENNAN COMPANIES, INC    )    /s/ Mark C. McGivney

EXECUTED by                     )
acting for and on behalf of            )
MMC TREASURY HOLDINGS (UK) LIMITED    )    /s/ Karen Farrell

EXECUTED by                     )
acting for and on behalf of             )
JARDINE LLOYD THOMPSON GROUP PLC    )     /s/ Geoffrey Howe